dedicated to living

In the following pages, you will meet three cancer survivors, Strachan Bongard, Gigi Beaudoin and Archibald McCurdy. This year’s annual report theme is inspired by Gigi’s dragon boat club – a group that, like YM BioSciences, is making significant contributions to improving the outcomes of people dealing with cancer.
      You will also be presented with a graph of the latest cancer statistics, which show us that, particularly once cancer has metastasized, survival rates have not changed much over the last 50 years. Cancer concerns everyone and will ultimately kill one in four of us. Solutions are urgently needed.
      YM BioSciences is in the business of cancer therapy and is solutions oriented. Our focus is to translate research into value by advancing promising cancer treatments out of research programs around the world so that they can reach patients. On your behalf, we select the most encouraging drug candidates and work to ensure that these drugs are developed properly and efficiently, balancing risk through a broad and diverse pipeline.
      Most of our pipeline of drugs is initially focused where the need is greatest: on cancers in their most lethal form, when they have become metastatic or have recurred. Our lead drug, tesmilifene, enhances traditional chemotherapies leading to improving the duration of survival at an acceptable level of quality of life. Our second late-stage drug, TheraCIM hR3, makes radiation significantly more effective and may provide a more tolerable alternative to chemotherapy. Both of these products have demonstrated important evidence of efficacy in phase III and phase II trials respectively and, should they continue to prove themselves over the coming months, both could be on the market as early as 2007.

1

“I had some stomach pains, walked into the hospital off the street and had my surgery.”
     Strachan was diagnosed with colorectal cancer. He volunteered for a chemotherapy trial in addition to the normal course of treatment.
     “To-date, I have had a successful outcome. I was so impressed with the skill and kindness of the staff. I felt I could help people get through what I had been through, so I decided to volunteer. It’s been very rewarding.”
     Strachan is focused on public education around colorectal cancer and has organized numerous events to increase awareness and encourage early detection. He is on the board of the colorectal cancer screening initiave foundation and on the advisory committee of the Robert and Maggie Brass and Family New Drug Development Program at the Princess Margaret Hospital in Toronto.
     While Strachan is a tireless volunteer, he stays active in the oil exploration industry and is excited about the opportunities ahead.
      In this year’s annual report, we have chosen to highlight the remarkable stories of several cancer survivors. Too often, the face of cancer is someone we know. YM BioSciences is at the forefront of the effort to overcome cancer with a focus on developing new therapies to improve both the quality and length of life for cancer patients.

2 2004 Annual Report

“I told myself it must be a misdiagnosis. I didn’t feel any different physically from the day before I heard the news.”
     Gigi Beaudoin was diagnosed with breast cancer on her 50th birthday. She underwent six months of chemotherapy followed by six weeks of radiation. Today, she is a fourteen year cancer survivor and a six year dragon boat veteran.
     “I am more involved today than I ever was before the diagnosis.”
     Gigi helped organize the Niagara Breast Cancer Support group after seeing an advertisement in the local newspaper for the inaugural meeting.
     “The First meeting, five women came out. Today, we’ve grown to more than 60 members.”
     In 1998, Gigi tried something new - dragon boat racing. Seventy members belong to the local dragon boat club and their motto is “dedicated to living”. The club supports members and their families through the fear, anxiety and apprehension of living with cancer. While the exertion of dragon boat racing is something these women would not have contemplated before, breast cancer survivors thrive on the upper body strength and stamina built through paddling. Their uniting force remains a common experience with breast cancer and a steadfast dedication to getting on with a normal and active life.
     When detected early, breast cancer can be treated successfully. However, for women with metastatic or recurrent breast cancer, tremendous research efforts have only yielded small improvements in survival times. YM’s lead drug, tesmilifene, is designed to prolong survival by enhancing traditional chemotherapies and has demonstrated a >50% increase in survival time for women with metastatic or recurrent breast cancer. We expect that, ultimately, tesmilifene will be applied early in the treatment of breast cancer, where it may have an even greater impact on the disease.

4 2004 Annual Report

Reverend Archibald McCurdy is an active contributor to his community. Diagnosed with prostate cancer one year ago, McCurdy refused to allow the disease to impede his commitment to Alliston, Ontario and the greater community.
     A “healthy trout” all his life, McCurdy heard the news on a regular check up with his local GP.
     “I traveled to a male clinic in Barrie and walked into the waiting room and found three men from the congregation. Men need to overcome their embarrassment and shyness to discuss prostate cancer.”
     He decided to enroll in a clinical trial to further research on prostate cancer.
     “I have counseled members of the congregation in similar situations. I was in the unique position of having nothing to lose so I felt I should contribute to new research.”
     After nine months of treatment, his cancer is in remission and McCurdy continues to serve a congregation in Orillia, Ontario.
     For men diagnosed with prostate cancer, early detection provides the greatest opportunity for a complete recovery. However, once it has metastasized or become refractory to hormone therapy, survival rates drop dramatically. YM BioScience’s lead drug, tesmilifene, appears to enhance the treatment for a range of cancers including metastatic prostate cancer. Tesmilifene works by enhancing traditional chemotherapies improving instead of competing with existing approaches.

6 2004 Annual Report

Chairman’s Message

Fiscal 2004 was a year of tremendous progress and achievement for YM BioSciences, as we outline in the following pages. Success with our regulatory submissions and partnering efforts in late 2003 permitted the initiation of both a large pivotal trial for tesmilifene and a phase II trial for TheraCIM hR3 in early 2004. Success in the capital markets has provided us with the resources and a broader investor base to continue to fuel this progress. We now have a substantial and well-funded clinical program that could result in two pivotal trials ongoing during 2005.
     Since its initiation in March 2004, enrolment in the registration trial for tesmilifene in metastatic and recurrent breast cancer has progressed as anticipated. As this document goes to print, there are 58 clinical sites open out of a targeted 86 sites across 16 countries. The remaining 28 sites are expected to become active by calendar year-end 2004 and approximately 200 patients are targeted to be enrolled by that date. The enrolment target is one patient/site/month and we continue to anticipate completion of enrolment in the third quarter of 2005. As further agreed, following the FDA’s Special Protocol Assessment, a “sequential design” was incorporated into our trial permitting its early termination if interim endpoints are achieved. If our enrolment targets are met and survival results are similar to those for the initial tesmilifene phase III trial then YM may be in position to submit the drug for FDA approval in late 2006 or early 2007.
     Now that the pivotal trial for tesmilifene is well underway we are focused on expanding the market potential for this drug by undertaking to confirm its efficacy with taxanes in metastatic breast cancer and by targeting other cancer indications. Of these, the key label expansions are hormone-refractory prostate cancer, where certain clinical efficacy has already been demonstrated, lung cancer and non-Hodgkin’s lymphoma. At the earliest possible time, tesmilifene should be taken forward in the adjuvant setting for breast cancer, which is immediately post-surgery and prior to any metastasis or recurrence. However, even as a successful metastatic breast cancer drug alone tesmilifene could be expected to achieve peak revenues in the range of $500 million.
     Our second anti-cancer drug, TheraCIM hR3, a monoclonal antibody targeting the Epidermal Growth Factor receptor, was also advanced significantly during the year. Head & neck cancer phase II clinical trial results for TheraCIM hR3, reported in the Journal of Clinical Oncology, showed that this drug doubles a patient’s response to radiation treatment. It also has a superior side-effect profile to functionally equivalent already approved EGFr antibody drugs.
     In 2003, we signed a development and marketing partnership for TheraCIM hR3 with Oncoscience AG for Europe. This partner has since initiated and continues to enroll children with glioma (brain cancer) into a phase II trial and obtained Orphan Drug Designation for glioma in Europe. Oncoscience AG has also announced that it expects to initiate a phase III trial in adult glioma which could start in Q1, 2005.

10 2004 Annual Report

     Additional clinical programs for TheraCIM hR3 are planned by YM with the expectation of initiating a multinational trial in the same adult glioma indication as early as Q1, 2005. These trials could produce data in 2006 and a successful outcome would permit registration in Europe as early as 2007. A trial for TheraCIM hR3 by YM in non-small-cell lung cancer is also being planned and may be started in Q1, 2005.
      In 2004 a second arm was added to the trial for Norelin™, our anti-cancer fusion protein vaccine for which the first arm of a 12-24 patient Phase I/II trial was completed in 2003 with good evidence of immunogenicity and biological effect. The outcome from the combined arms will determine whether it is appropriate to take Norelin™ forward given the significant commitment that randomized trials require and, prior to that decision, we shall wish to confirm the reversibility of the effect of the vaccine resulting from the dissipation of antibodies over time. The confirmation of that event would support the case for the drug having the prospect of not only addressing the sex-hormone driven cancers (prostate and breast), but also uterine fibroids and endometriosis. YM filed a formulation patent on the current generation of the product which, if issued, will protect the YM formulation and use of the product until 2024.
     We raised approximately $19 million in December 2003 and more than $20 million in September 2004 and now have a sufficient treasury to support our numerous clinical programs. We listed on the American Stock Exchange (AMEX) on October 1st, 2004, setting the stage for a continuing expansion of our investor base. With the prospect of multiple clinical trials underway and the potential to form partnerships to further advance and broaden our pipeline we anticipate an active and eventful year ahead.
     As investors in YM BioSciences, you are supporting our advances against cancer. We are the only Canadian company with a drug in development that has previously completed a successful phase III cancer trial, the first to obtain a favorable Special Protocol Assessment from the FDA, the first to include a sequential design in a pivotal trial to permit possible early approval, and the first and only biotech to list on exchanges in Canada, Europe and the Unites States. We will endeavor to maintain this track record of achievement and look forward to sharing our progress over the coming months.

David G.P. Allan, Chairman and CEO

11

for the year ended June 30, 2004	YM BioSciences Inc. (a Development Stage Company)

Management’s discussion and analysis

This discussion and analysis should be read in conjunction with the consolidated financial statements for the fiscal years ended June 30, 2004 and June 30, 2003 and the notes thereto. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from U.S. GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 9 to the audited consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (MD&A) contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business; actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under “Risk and Uncertainties” in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See “Risk and Uncertainties”.

NATURE OF OPERATIONS

The Company is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.
      The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.
      The Company will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Company does not currently intend to establish our own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Company may participate in ownership of manufacturing facilities if appropriate opportunities are available.

18 2004 Annual Report

                                  SELECTED ANNUAL INFORMATION

	Year Ended	Year Ended	Year Ended
	June 30, 2004	June 30, 2003	June 30, 2002

Interest income	$347,187	$273,232	$154,112
Expenses:
General and administrative	3,130,324	1,877,509	1,864,289
Licensing and product Development	5,066,569	3,965,385	4,729,216
Loss for the period	7,211,374	7,381,820	6,446,693
Deficit, beginning of period	36,411,810	28,969,893	22,523,200

Deficit, end of period	$43,779,888	$36,411,810	$28,969,893

Basic and diluted loss per common share	$0.34	$0.56	$0.50

Total Assets	$20,882,792	$8,649,842	$13,577,482

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2004 Compared To Fiscal Year Ended June 30, 2003

During the fiscal year ended June 30, 2004, the Company expended $8,196,893 on the development and the commercialization of licensed products and on the administration of the Company compared to $5,842,894 for the fiscal year ended June 30, 2003. The loss for the fiscal year ended June 30, 2004 was $7,211,374 compared to $7,381,820 for the fiscal year ended June 30, 2003. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003 and the disposal of marketable securities in fiscal 2004 resulted in a gain on sale of $638,332. The accumulated deficit at the end of the period was $43,779,888 compared to $36,411,810 at June 30, 2003.
      During the fiscal year ended June 30, 2004 the Company funded licensing and product development activities totaling $5,066,569, an increase of $1,101,184 from the prior year. The increase in expenditures related to the Phase III trial of tesmilifene in metastatic and recurrent breast cancer was partly offset by a reduction in expenditures for TheraCIM and the EGF vaccine. Development of the EGF vaccine was stopped in the first quarter of fiscal 2003 with approximately $260,000 spent in that year as compared with nothing spent in fiscal 2004. Also, there was also approximately $940,000 less spent on TheraCIM in fiscal 2004 because less was spent on clinical trials, manufacturing, and patents than in fiscal 2003. Offsetting these reductions and reduction in other development costs were the expenditures totaling approximately $2,900,000 related to the large Phase III trial of tesmilifene that began in fiscal 2004. This trial is expected to carry on through fiscal 2006 and to include up to 700 patients.
      The general and administrative expenses for the fiscal year ended June 30, 2004 totaled $3,130,324, compared to $1,877,509 for the prior year. The major increases occurred in travel, legal & audit, and investor relations as a result of increased public reporting requirements and activities relating to increasing exposure to the US capital markets and pursuing the listing of our securities on a US stock exchange.

19

for the year ended June 30, 2004	YM BioSciences Inc. (a Development Stage Company)

Management’s discussion and analysis
Fiscal Year Ended June 30, 2003 Compared To Fiscal Year Ended June 30, 2002

During the fiscal year ended June 30, 2003, the Company expended $5,842,894 on the development and the commercialization of licensed products and on the administration of the Company compared to $6,593,505 for the fiscal year ended June 30, 2002. The loss for the fiscal year ended June 30, 2003 was $7,381,820 compared to $6,439,393 for the fiscal year ended June 30, 2002. In fiscal 2003 before “Loss on marketable securities”, the loss was $869,731 less than the comparable figure of $6,439,393 in fiscal 2002. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003. The accumulated deficit at the end of the period was $36,411,810 compared to $28,969,893 at June 30, 2002.
      During the fiscal year ended June 30, 2003 the Company funded licensing and product development activities totaling $3,965,385, a decrease of $763,831 from the prior year. There was approximately $570,000 less spent on the EGF vaccine in fiscal 2003 than in fiscal 2002 because work was stopped on development of the vaccine in the first quarter of fiscal 2003. There was also approximately $470,000 less spent on TheraCIM in fiscal 2003 because fiscal 2002 included manufacturing costs that were not repeated in fiscal 2003. Expenditures related to the development of tesmilifene increased approximately $560,000 in 2003 over fiscal 2002 as new patents were filed and new batches were manufactured for clinical trials.
      The general and administrative expenses for the fiscal year ended June 30, 2003 totaled $1,877,509, comparable to $1,864,289 for the prior year.

SUMMARY OF QUARTERLY RESULTS

	Revenue (interest)	Net Loss	Basic and diluted loss per Common Share

June 30, 2004	$121,983	$3,225,056	$0.11
March 31, 2004	120,441	2,107,232	0.09
December 31, 2003	53,156	1,099,260	0.06
September 30, 2003	51,607	779,826	0.04
June 30, 2003	61,436	1,151,889	0.08
March 31, 2003	74,601	2,056,653	0.16
December 31, 2002	69,946	2,868,409	0.22
September 30, 2002	67,249	1,304,869	0.10

Fourth Quarter -Three Month Period Ended June 30, 2004 Compared To The Three Month Period Ended June 30, 2003

Total expenditures for the three months ended June 30, 2004 were $3,231,494 compared to $1,251,667 for the same quarter last year. General and Administrative expenses for the three months were $1,299,072, up from $481,982 from the prior year, principally due to expenses related to obtaining a US listing. Licensing and Product Development expenses were $1,932,422 for the three months compared to $772,685 for the same quarter last year. The fourth quarter this year includes $1,170,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004 and is expected to continue through fiscal 2006. Interest revenue was $121,983 this year compared with $61,436 for the three months last year because of the increased cash on hand.

     Net loss for the three months ended June 30, 2004 was $3,225,056, up from $1,151,889 for the same period last year because of the increase in development expenditures.

20 2004 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing and further development of licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Company does not have net earnings from operations, the Company’s long-term liquidity depends on it’s ability to out-license our products or to access the capital markets, and both of these will depend substantially on results of the product development programs.
     The Company’s cash requirements will be affected by the progress of clinical trials, the development of regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.
     In June 2002, the Company raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to common shares. On that date, all the common shares became listed on the TSX and AIM.
     On December 15, 2003 the Company completed the sale of 10,895,658 special warrants for a total gross proceeds of $19,067,402 (net $17,047,001) by means of a private placement financing.
     As at June 30, 2004 the Company had cash and short-term deposits totaling $20,387,858 and current liabilities of $1,163,711.
     On September 30, 2004 the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time for up to 36 months following the closing. The underwriters may draw down additional 700,000 units ($2.2 million) under the over-allotment provisions.
     As of June 30, 2004, the only determinable future payments were those related operating lease obligations, which payments are set forth below.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Operating Lease (Expires: January 2008)	$ 213,115	$ 58,632	$ 154,483	–	–

In addition, as of June 30, 2004, the Company was party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees. The amounts of such fees are not known.
      Finally, during the fiscal year ended June 30, 2004, the Company entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. (“POI”), dated March 10, 2004. The Company has contracted with POI to conduct a Phase III clinical trial on its behalf with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of centers the trials are conducted in, the length of time over which the clinical trials are to be conducted.

for the year ended June 30, 2004	YM BioSciences Inc. (a Development Stage Company)

Management’s discussion and analysis
LIQUIDITY AND CAPITAL RESOURCES (continued)

and the time for completion of all Phase III clinical trials. The Company is liable for certain payment of clinicalservices costs, data management costs and pass through costs.
      The Company plans to continue the clinical development of tesmilifene and Norelin and is in discussion withothers regarding additional clinical trials for TheraCIM. There are also ongoing activities directed at licensing outtesmilifene and TheraCIM. The Company anticipates that it has sufficient cash to support its current developmentprogram to beyond the end of fiscal 2006.

Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at anyone time and the availability of funding from investors and prospective commercial partners.
     Other than as discussed above, the Company is not aware of any material trends related the Company’s business of product development, patents and licensing.

Risks and Uncertainties

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the ability of the Company to obtain, protect and use patents and other proprietary rights; (v)the Company’s dependence on collaborative partners; (vi) the ability of the Company to keep abreast of rapid technological change; (vii) the ability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s ability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain arrangements with our subsidiaries that have an effect or may have a future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to our subsidiaries will be reimbursed. The arrangements are described in notes 1, 4 and 9 of the financial statements. The Company makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Company has recorded100% of the results of operations and cash flows of these entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates effect: the amount of development expenditures expensed vs. capitalized; the fair value of options and share purchase warrants; the amount reserved against the amount advanced to joint ventures in excess of the Company’s proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

22 2004 Annual Report

The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.
     All expenditures incurred by the joint ventures are funded by advances from the Company. The Company will not be able to recover the advances unless and until the joint venture’s net income exceeds the amount of the cumulative advances. Accordingly, the Company has set up a reserve in full against the other joint venture partners’ share of the advances.
     The Company and our joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at September 30, 2004, after giving effect to the financing that closed on September 30, 2004.

Common Shares	$ 77,280,157

Warrants	$ 5,208,720

Number of common shares	35,315,989

Number of Warrants	10,819,361

Additional information relating the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: September 30, 2004

Consolidated financial statements

     25    Management’s responsibility for financial reporting
     26    Auditors’ report to the shareholders
     27    Consolidated balance sheets
     28    Consolidated statements of operations and deficit accumulated during the development stage
     29    Consolidated statements of cash flows
     30    Notes to consolidated financial statements
     44    Corporate information

24 2004 Annual Report

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of YM BioSciences Inc. were prepared by management and have been approved by the Board of Directors of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, include amounts that are based on the best estimates and judgements of management. Financial information presented elsewhere in this annual report is consistent with that in the financial statements and is also the responsibility of management.
     The Company maintains systems of internal accounting and administrative controls designed to provide reasonable assurance as to the reliability of the financial information and the safeguarding of assets.
     The Board of Directors carries out its responsibilities for financial statements principally through its Audit Committee composed of three Directors. The Audit Committee meets with management numerous times each year and with the external auditors at least once a year to review, among other things, accounting policies, annual financial statements, the results of the external audit examination, and the management’s discussion and analysis included in the annual report, and recommends to the Board of Directors approval for issuance to the shareholders.

25

Auditors' report to the shareholders

We have audited the consolidated balance sheets of YM Biosciences Inc. (a development stage company) as at June 30, 2004 and 2003 and the consolidated statements of operations and def cit and cash flows for each of the years in the three-year period ended June 30, 2004 and for the period from August 17, 1994 to June 30, 2004. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation.
     In our opinion, these consolidated statements present fairly, in all material respects, the position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004 and for the period from August 17, 1994 to June 30, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
August 18, 2004, except
as to note 11 which is
as of October 1, 2004

26 2004 Annual Report

June 30, 2004 and 2004

Consolidated balance sheets
        (Amounts in Canadian dollars, unless otherwire noted)

	2004	2003

Assets
Current assets:

Cash and cash equivalents (note 1(b))
	$5,493,907	$7,675,466

Short-term deposits (note 1(c))
	14,893,951	–

Marketable securities (note 2)
	19,715	783,622

Accounts receivable and prepaid expenses
	463,838	168,187

	20,871,411	8,627,275
Capital assets (note 3)	11,381	22,567

	$20,882,792	$8,649,842

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable
	$993,272	$101,506

Accrued liabilities
	170,439	221,077

	1,163,711	322,583
Shareholders' equity:

Share capital (note 5)
	59,841,914	44,729,104

Share purchase warrants (note 5)
	3,627,239	–

Contributed surplus (note 5)
	29,816	9,965

Deficit accumulated during the development stage
	(43,779,888)	(36,411,810)

	19,719,081	8,327,259
Commitments (note 7)
Subsequent events (note 11)

	$20,882,792	$8,649,842

See accompanying notes to consolidated financial statements.

27

YM BioSciences Inc. (A Development Stage Company)

Consolidated statements of operations and deficit
accumulated during the development stage
         (Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
				August 17,
	Years ended June 30,			1994 to
	2004	2003	2002	June 30, 2004

Interest income	$347,187	$273,232	$154,112	$2,788,418
Expenses:
General and administrative	3,130,324	1,877,509	1,864,289	14,293,992
Licensing and product development	5,066,569	3,965,385	4,729,216	30,876,387

	8,196,893	5,842,894	6,593,505	45,170,379

Loss before the undernoted	(7,849,706)	(5,569,662)	(6,439,393)	(42,381,961)
Gain on sale of marketable securities	638,332	–	–	638,332
Unrealized loss on marketable securities	–	(1,812,158)	–	(1,812,158)

Loss before income taxes	(7,211,374)	(7,381,820)	(6,439,393)	(43,555,787)
Income taxes	–	–	7,300	7,300

Loss for the period	(7,211,374)	(7,381,820)	(6,446,693)	(43,563,087)
Deficit, beginning of period	(36,411,810)	(28,969,893)	(22,523,200)	–
Cost of purchasing shares for cancellation
in excess of book value (note 5)	(156,704)	(60,097)	–	(216,801)

Deficit, end of period	$(43,779,888)	$(36,411,810)	$(28,969,893)	$(43,779,888)

Basic and diluted loss per common share	$(0.34)	$(0.56)	$(0.50)

Weighted average number of common
shares outstanding	21,353,479	13,218,177	12,991,039

See accompanying notes to consolidated financial statements.

28         2004 Annual Report

Consolidated statements of cash flows

(Amounts in Canadian dollars, unless otherwise noted)
				From
				inception on
				August 17,
	Years ended June 30,			1994 to June
	2004	2003	2002	30, 2004

Cash provided by (used in):
Operating activities:
Loss for the period	$(7,211,374)	$(7,381,820)	$(6,446,693)	$(43,563,087)
Items not involving cash:
Depreciation	14,910	59,640	48,061	258,947
Unrealized loss on marketable securities	-	1,812,158	-	1,812,158
Gain on sale of marketable securities	(638,332)	-	-	(638,332)
Stock-based compensation	19,851	9,965	-	29,816
Change in non-cash operating
working capital:
Accounts receivable and prepaid
expenses	(295,651)	21,927	(9,508)	(463,838)
Accounts payable and accrued liabilities	841,128	(51,803)	(163,825)	1,163,711

	(7,269,468)	(5,529,933)	(6,571,965)	(41,400,625)
Financing activities:
Issuance of common shares on exercise
of options	1,544,375	-	-	1,544,375
Issuance of common shares on exercise
of warrants	222,348	-	-	222,348
Redemption of preferred shares	-	(80,372)	-	(2,630,372)
Repurchase of common shares	(230,379)	(19,390)	-	(249,769)
Net proceeds from issuance of shares and
special warrants	17,047,001	-	11,739,407	61,769,990

	18,583,345	(99,762)	11,739,407	60,656,572
Investing activities:
Short-term deposits, net	(14,893,951)	-	-	(14,893,951)
Proceeds on sale of marketable securities	1,402,239	-	-	1,402,239
Restricted cash	-	600,000	(600,000)	-
Additions to capital assets	(3,724)	(2,361)	(2,808)	(270,328)

	(13,495,436)	597,639	(602,808)	(13,762,040)

Increase (decrease) in cash and cash
equivalents	(2,181,559)	(5,032,056)	4,564,634	5,493,907
Cash and cash equivalents,
beginning of period	7,675,466	12,707,522	8,142,888	-

Cash and cash equivalents, end of period	$5,493,907	$7,675,466	$12,707,522	$5,493,907

See accompanying notes to consolidated financial statements.

years ended June 30, 2004, 2003 and 2002	YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements
(Amounts in Canadian dollars, unless otherwise noted)

1.
The Company was incorporated on August 17, 1994 under the laws of the Province of Ontario. The Company continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company is a development stage company. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.

Significant accounting policies:

(a)	The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Canada. Significant accounting policies are summarized below: Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, CBQYM Inc. (Ontario and Barbados), and its proportionate share of the revenue, expenses, assets and liabilities of the 80%- owned incorporated joint ventures, CIMYM Inc. (Ontario and Barbados).
     The Company has made a provision of $4,870,939 as of June 30, 2004 (2003 - $5,240,642), which is equal to the amount by which the funding provided to the joint ventures by way of preferred shares and loans exceeds the Company’s proportionate share of expenses incurred. Provision for the advances has been made in the accounts consistent with the classification of the expenditures being funded, such that the Company has consolidated all of the underlying results of operations of the joint ventures. The provisions may not be required in the future if recovery from the joint ventures appears certain.
During the year, the Company increased its ownership in CBQYM Inc. from 80% to 100% for nominal consideration. The Company intends to wind up CBQYM Inc. subsequent to year end. As such, the assets of this company have been valued on a liquidation value basis. No gain or loss on winding up this company is expected by management.
(b)

Cash and cash equivalents:

Cash and cash equivalents are recorded at cost. Cash equivalents consist of highly liquid, held-to-maturity deposits, with terms extending to 90 days from the date of acquisition.

(c)	Short-term deposits: Short-term deposits are recorded at cost and consist of highly liquid, held-to-maturity deposits, with terms extending beyond 90 days from the date of acquisition.
(d)
Marketable securities:

Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

30         2004 Annual Report

(e)

Capital assets:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(f)
Development costs:

To date, all development costs have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria. The Company has made no expenditures for scientific research.

(g)
Government assistance:

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be realized.

(h)
Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.
     In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements

1.	Significant accounting policies:

(i)
Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers, as described in note 6. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the intrinsic value-based method of accounting to its stock option plan. No compensation expense is recorded on the grant of options to directors, officers and employees under the plan. Consideration paid by directors, officers and employees on the exercise of stock options is recorded as share capital. Options issued to service providers of the Company are valued using the Black-Scholes fair value option pricing model. The value of these options is expensed during the period in which the service is rendered and is recorded as contributed surplus.

(j)
Measurement uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2.	Marketable securities:

3.
On September 25, 2002, as set out in note 5, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust (“NOIT”) as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company’s Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants declined by $1,812,158 with such amount being reflected as a loss in the 2003 consolidated statements of operations. On January 9, 2004, the Company completed a transaction, whereby it sold 1,100,000 ordinary shares of NOIT at their market value of £0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. As at June 30, 2004, the marketable securities consist of 220,000 share purchase warrants in NOIT that have a market value of $69,491 (2003 - $783,622).

Capital assets:

June 30, 2004	Net book Cost	Depreciation	Accumulated value

Computer equipment	$132,022	$123,394	$8,628
Furniture and equipment	75,042	72,289	2,753
Leasehold improvements	45,205	45,205	-

	$252,269	$240,888	$11,381

June 30, 2003	Net book Cost	Depreciation	Accumulated value

Computer equipment	$130,457	$112,902	$17,555
Furniture and equipment	72,883	67,871	5,012
Leasehold improvements	45,205	45,205	-

	$248,545	$225,978	$22,567

32         2004 Annual Report

(4)	Investment in joint ventures:

The consolidated financial statements include the Company’s share of the revenue and expenses of incorporated joint ventures, and makes provision for all advances made to the joint ventures that do not eliminate on consolidation. This accounting effectively results in 100% of the joint ventures revenues and expenses being included in the consolidated financial statements as follows:

				From incep-
				tion on August
		Years ended June 30,		17, 1994 to
	2004	2003	2002	June 30, 2004

General and administrative				(Unaudited)
expenses	$2,413,500	$1,857,887	$2,027,777	$10,806,727
Licensing and product
development cost	946,453	1,774,823	2,846,255	18,756,437

Loss for the period	$3,359,953	$3,632,710	$4,874,032	$29,563,164

5.	Warrants, share capital and contributed surplus:

Special warrants:

On December 15, 2003, the Company completed the sale of 10,895,658 special warrants by way of private placement. Each special warrant sold for $1.75 and entitled the holder to receive one common share and onehalf of a share purchase warrant to purchase one additional common share. As part of the consideration for arranging the private placement, the Company also issued 1,089,566 special agent warrants entitling agents to receive a share purchase warrant to purchase one additional common share. On February 17, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the special warrants were automatically exercised and the Company issued 10,895,658 common shares and 5,447,829 share purchase warrants which are exchangeable with $2.50 for one common share for five years and 1,089,566 share purchase warrants to agents which are exchangeable with $1.75 for one common share for five years. Total proceeds amounted to $19,067,402, less issuance costs of $2,990,115. The share purchase warrants were recorded at fair value of $3,725,820 using the Black-Scholes fair value option pricing model.

Authorized:
     500,000,000 Class A preferred shares
     500,000,000 Class B preferred shares, Series 1
     500,000,000 Class A non-voting common shares
     500,000,000 common shares

Issued:

	Number of shares	Amount

Class B preferred shares, Series 1:
 Balance, June 30, 2002
	3,750,000	$11,514,407
 Issued from treasury (NOIT)
	759,000	2,595,780
 Shares repurchased for cancellation
	(46,200)	(29,329)
 Conversion to common shares
	(4,462,800)	(14,080,858)

Balance, June 30, 2004 and 2004	-	$-

Notes to consolidated financial statements	YM BioSciences Inc. (A Development Stage Company)

5.	Warrants, share capital and contributed surplus (continued):

	Number of shares	Amount

Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000

Balance, June 30, 2001	12,973,094	30,433,582
Issued pursuant to a licensing agreement	25,000	225,000

Balance, June 30, 2002	12,998,094	30,658,582
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000	(10,336)

Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	$59,841,914

On September 25, 2002, the Company completed a share purchase transaction, whereby the Company issued 759,000 Class B preferred shares, Series 1 at their market value of £1.45 (approximately $3.42) per share in consideration for 1,100,000 ordinary shares and 220,000 warrants of NOIT under NOIT’s U.K. prospectus offering.
      During the year ended June 30, 2003, the Company purchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares under a normal course issuer bid, at a total cost of $99,762. The excess of $60,097 over the book value of the shares was charged to deficit.
      On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.
      During the year ended June 30, 2004, the Company purchased for cancellation 169,900 common shares under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

34         2004 Annual Report

Share purchase warrants:

The Company has issued warrants for the purchase of common shares. Each warrant entitles the holder to purchase one common share of the Company for a specified price for a specific period of time. No value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2004. As of June 30, 2004, all outstanding warrants were exercisable.

	Number of shares	Weighted average exercise price	Amount

Outstanding, June 30, 2002 and
June 30, 2003
	3,020,669	$4.50	$-
Issued February 2004 on exercise of
special warrants at relative fair value
	5,447,829	2.50	2,756,106
Issued February 2004 on exercise of
special agent warrants at fair value
	1,089,566	1.75	969,714
Exercised	(118,939)	1.87	(98,581)
Expired	(2,613,725)	4.50	-

Outstanding, June 30, 2004	6,825,400	2.53	$3,627,239

As at June 30, 2004:
Range of exercise price outstanding	Number outstanding	Weighted average re- maining contractual life (years)

$ 1.75	989,566	4.46
$ 2.50	5,428,890	4.46
$ 4.00	125,000	2.00
$ 4.50	244,444	1.25
$ 9.00	37,500	0.25

6.	Stock options

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. Of the 2,523,252 options outstanding at June 30, 2004, 143,382 were granted to vest immediately and the remainder were granted to vest over time. The option exercise prices range from $1.50 to $4.50.
      On April 1, 2004, the Company issued 2,500 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $3,601 was expensed and recorded as contributed surplus.
     On January 24, 2003, the Company issued 10,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $9,965 was expensed and recorded as contributed surplus.

YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements

6.	Stock options (continued):

On October 1, 2003, the Company issued 25,000 stock options in exchange for investor relations services rendered.
The fair value of these options using the Black-Scholes fair value option pricing model of $16,250 was expensed and recorded as contributed surplus.
        The following tables outline the impact and assumptions used if the compensation cost for the Company's stock options issued to directors, officers and employees was determined under the fair value-based method. The Company has applied the pro forma disclosure provisions to awards granted on or after July 1, 2002. The pro forma effect of awards granted prior to July 1, 2002 has not been included.

	2004	2003
Loss for the year, as reported	$(7,211,374)	$(7,381,820)
Pro forma loss for the year	(7,691,898)	(7,440,675)
Pro forma loss per common share - basic and diluted	(0.36)	(0.56)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2004	2003
Number of options of issued	825,620	597,500
Risk-free interest rate	3.2% - 4.43%	2.75% - 4.11%
Volatility factor	86% - 120%	120%
Contractual life of options	5 - 10 years	5 - 10 years
Vesting period (months)	12 - 40	Immediately - 24
Weighted average fair value of options granted	$ 1.17	$ 1.28

The following tables reflect the activity under the stock option plan for the years ended June 30, 2004 and 2003 and the share options outstanding at June 30, 2004:

	2004		2003
	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding, beginning of year	1,727,132	$3.34	1,209,632	$4.04
Granted	825,620	1.64	597,500	1.70
Cancelled/forfeited	(6,500)	2.94	(80,000)	4.19
Exercised	(23,000)	1.93	-	-

Outstanding, end of year	2,523,252	2.80	1,727,132	3.34

Exercisable, end of year	1,604,151	$3.40	1,092,170	$3.90

36         2004 Annual Report

As at June 30, 2004:

			Options outstanding		Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.50	25,000	0.2	$1.50	25,000	$1.50
$1.75	1,080,620	8.0	1.75	316,698	1.75
$2.00	60,000	8.8	2.00	21,000	2.00
$2.10	50,000	9.8	2.10	16,667	2.10
$2.50	167,500	7.7	2.50	74,050	2.50
$3.25	425,300	3.0	3.25	425,300	3.25
$4.00	12,500	3.4	4.00	12,500	4.00
$4.50	702,332	5.5	4.50	712,936	4.50

$1.50 - $4.50	2,523,252	6.4	2.80	1,604,151	3.40

As at June 30, 2003:

			Options outstanding		Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.75	351,500	9.8	$1.75	17,575	$1.75
$2.00	60,000	9.8	2.00	3,000	2.00
$2.50	176,000	9.2	2.50	32,050	2.50
$3.25	425,300	4.1	3.25	425,300	3.25
$4.00	10,00	4.5	4.00	7,500	4.00
$4.50	704,332	6.5	4.50	606,745	4.50

$1.75 - $4.50	1,727,132	7.0	3.34	1,092,170	3.90

7.	Commitments:

As part of the license agreements for certain products, the Company has committed to make certain product development payments. These payments are obligations of the Company so long as the Company continues to support the development of certain products.
      The Company committed to product development payments of $100,000 per year and to consulting services payments of $50,000 per year to the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation for a three-year period ended November 2003. Payment of obligations under these contracts has now been completed.
      The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days’ notice and a penalty of 10% of any remaining commitment.

YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements

7.	Commitments (continued):

The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. Annual minimum payments under this operating lease for the next four years from June 30, 2004 are as follows:

2005	$ 58,632
2006	60,287
2007	58,636
2008	35,560

$ 213,115

8.	Income taxes:

The Company and its joint venturers have non-capital losses for income tax purposes available for application against future taxable income in Canada and Barbados. The losses expire as follows:

	Canada	Barbados
2005	$ 217,000	$ -
2006	125,000	930,000
2007	285,000	2,229,000
2008	642,000	2,079,000
2009	1,687,000	3,500,000
2010	2,102,000	5,019,000
2011	5,927,000	3,802,000
2012	-	2,600,000
2013	-	1,704,000

	$ 10,985,000	$ 21,863,000

The Company has a pool of scientific research and experimental development expenditures available to reduce future taxable income of $2,113,000 at June 30, 2004 (2003 — $1,439,000). The pool has no expiry date.
The Company earned $397,825 of investment tax credits during the year (2003 — $110,115; 2002 — $65,612), of which $94,425 is included in accounts receivable at June 30, 2004 (2003 — nil). The Company has investment tax credit carryforwards of $1,365,000 at June 30, 2004 (2003 — $1,160,000) available to reduce future taxes payable. These investment tax credits expire as follows:

2011	$ 259,000
2012	424,000
2013	371,000
2014	311,000

$1,365,000

38         2004 Annual Report

No future tax benefit resulting from the non-capital losses, the pool of scientific research and experimental development expenditures or the investment tax credit carryforwards has been reflected in the consolidated financial statements as a full valuation of $5,711,000 has been taken at June 30, 2004 (2003 — $2,988,000; 2002 — $1,933,000).

9.	Canadian and United States accounting policy differences:

Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company’s consolidated financial statements.

(a)	Development stage enterprise:
United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise’s inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 5 to these consolidated financial statements as appropriate.

(b)	Statement of income (loss) and comprehensive income (loss):
The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

	2004	2003	2002
Loss for the period based on Canadian GAAP	$ (7,211,374)	$ (7,381,820)	$ (6,446,693)
Unrealized gain on marketable securities	49,776	-	-

Loss for the period and comprehensive loss based on United States GAAP	$ (7,161,598)	$ (7,381,820)	$ (6,446,693)

Basic and diluted loss per share	$ (0.34)	$ (0.56)	$ (0.50)

Weighted average number of common shares outstanding	21,353,479	13,218,177	12,991,039

Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended 2003, the Company recognized a charge of $1,812,158 for an other than temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the year ended June 30, 2004, the unrealized increase in market value of securities held was $49,776. As such, this amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders’ equity under United States GAAP.
      Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements

9.	Canadian and United States accounting policy differences (continued):

(c)
Consolidated statement of changes in shareholders’ equity:
United States GAAP requires the inclusion of a consolidated statement of changes in shareholders’ equity for each year a statement of income is presented. Shareholders’ equity under United States GAAP is as follows:

	Warrants and share capital	Deficit accumulated during the development stage	Contributed surplus	Accumulated other com- prehensive income	Total
Balance, June 30, 2001	$30,433,582	$(22,523,200)	$-	$-	$7,910,382
Issued pursuant to a licensing agreement	225,000	-	-	-	225,000
Issued by public offering	11,514,407	-	-	-	11,514,407
Loss for the year	-	(6,446,693)	-	-	(6,446,693)

Balance, June 30, 2002	42,172,989	(28,969,893)	-	-	13,203,096
Issued from treasury	2,595,780	-	-	-	2,595,780
Shares repurchased for cancellation	(39,665)	(60,097)	-	-	(99,762)
Stock-based compensation	-	-	9,965	-	9,965
Loss for the year	-	(7,381,820)	-	-	(7,381,820)

Balance, June 30, 2003	44,729,104	(36,411,810)	9,965	-	8,327,259
Special warrants issue	17,047,001	-	-	-	17,047,001
Issued on stock options	44,375	-	-	-	44,375
Issued on warrants	222,348	-	-	-	222,348
Issued on compensation options	1,500,000	-	-	-	1,500,000
Shares repurchased for cancellation	(73,675)	(156,704)	-	-	(230,379)
Stock-based compensation	-	-	19,851		19,851
Loss for the year	-	(7,161,598)	-	-	(7,161,598)

Total shareholders' equity under U.S. GAAP, June 30, 2004	63,469,153	(43,730,112)	29,816	-	19,768,857
Unrealized gain on marketable securities (9(b))	-	(49,776)	-	-	(49,776)

Total shareholders' equity under Canadian GAAP, June 30, 2004	$63,469,153	$(43,779,888)	$29,816	$-	$19,719,081

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP, except as disclosed for loss for the period under United States GAAP.

40         2004 Annual Report

(d)
Investment in joint ventures:
The Company’s investments in joint ventures have been accounted for under Canadian GAAP using the proportionate consolidation method. Under United States GAAP, these investments have been analyzed to determine whether any are variable interest entities (“VIEs”) under FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46R”). The Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a), under Canadian GAAP, the Company proportionately consolidates the joint ventures and makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company’s financial condition or results of operations as a result of these entities being VIEs and of the Company retroactively adopting FIN 46R at March 31, 2004.

(e)
Pro forma stock option disclosure:
The following table outlines the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995:

	2004	2003	2002

Options granted	798,120	587,500	90,000

Weighted average fair value of options granted	$1.17	$1.28	$1.33

Loss for the period, as reported	$(7,161,598)	$(7,381,820)	$(6,446,693)

Pro forma loss for the period	$(7,768,490)	$(7,680,304)	$(6,751,059)

Pro forma basic and diluted loss per share	$(0.36)	$(0.58)	$(0.52)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 5 for the period from July 1, 2002 to June 30, 2004 and the following assumptions for grants made during the period preceding June 30, 2002:

Risk-free interest rate	4.11% - 5.66%
Dividend yield	-
Volatility factor	50% - 120%
Expected life of options	5 - 10 years
Vesting period (months)	Immediately to 40 months

(f)
Investment tax credits:
Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

June 30,			From inception on August 17, 1994 to Years ended June 30, 2004 (Unaudited)
2004	2003	2002

$397,825	$110,115	$65,612	$1,761,721

YM BioSciences Inc. (A Development Stage Company)

Notes to consolidated financial statements

9.	Canadian and United States accounting policy differences (continued):

(g)
Income taxes:
Canadian GAAP requires that future income taxes are calculated using enacted income tax rates, or where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.
      The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $5,698,000, $2,988,000 and $1,933,000, respectively, for the years ended June 30, 2004, 2003 and 2002.

(h)
Recent accounting pronouncements:
(i)        Consolidation of variable interest entities:
In June 2003, The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”). The Guideline is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”) and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as VIEs and more commonly referred to as special purpose entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIE’s expected losses and/or expected residual returns. AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004.
     In December 2003, FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, superseded FIN 46 and is effective for the end of the first reporting period ending on or after March 15, 2004.
     The Company has adopted FIN 46R for United States GAAP purposes retroactively since the date of inception of the joint ventures. Upon adoption of the standard, the Company has determined that each of its investments in joint ventures should be consolidated from the date when the Company first became involved with the entities (note 9(d)).

(ii)        Stock-based compensation:
In December 2002, the FASB issued Statement No. 148, Accounting for Stock-based Compensation — Transition and Disclosure, an amendment to FASB SFAS No. 123, Accounting for Stock-based Compensation, to provide alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation. The Company has not yet chosen the method of transition. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.
     The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value-based method, for years beginning on or after January 1, 2004. As such, the Company will implement the revised standard effective July 1, 2004.

42         2004 Annual Report

10.	Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

11.	Subsequent events:

On September 30, 2004 the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of YM BioSciences Inc. at a price of $3.75 at any time for up to 36 months following the closing.
     On September 28, 2004, the American Stock Exchange approved the Company’s listing application. On September 29, 2004, the Company’s Registration Statement on Form 20-F in respect of the Company’s common shares was declared effective by the Securities Exchange Commission. On October 1, 2004, the Company’s common shares commenced trading on the American Stock Exchange.

This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,”“will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

YM BioSciences Inc. (A Development Stage Company)

Directors and Management

Board of Directors	Management of the Company

         David G.P. Allan
               Chairman & CEO

         Thomas I.A. Allen, QC (1)(2)(3)
               Partner, Ogilvy Renault

         Mark Entwistle (3)
               Founder, Societas Consulting Inc.

         John Friedman
               Managing Partner, Easton Hunt
               Capital Partners

         Dr. Henry Friesen, OC (1)
               Chairman of Genome Canada,
               Former Head of the Medical Research
               Council of Canada

         Dr. Julius Vida (2)
               President, Vida International
               Pharmaceutical Consultants
               Former Vice President, Licensing,
               Bristol-Myers Squibb

         Dr. Gilbert Wenzel
               President & CEO, Quisisana AG
               Former Head of Global Strategy,
               Novartis AG

          Tryon Williams (1)(2)(3)
                Chairman, CellStop International
                Limited
                Adjunct Professor,
                University of British Columbia

David G.P. Allan
        Chief Executive Officer

    Craig Binnie, Ph.D.
        Director, Clinical Product Development

    Jose Cevallos, M.D.
        Clinical Operations Manager

    Scott Duncan, B.Sc.
        Senior Advisor, Intellectual Property

    Jennifer Ellis
        Manager, Regulatory Affairs

    Paul M. Keane,
        M.D., F.R.C.P.C., F.A.C.P., F.R.C. Path
        Director, Medical Affairs

    David A. Kennard, Ph.D., MBA
        Director, European Operations

    Carolyn J. McEwen, B.A.
        Investor Relations Coordinator

    German Roges, M.D., Ph.D.
        Country Manager, Director of Operations

    Vincent A. Salvatori, Ph.D.
        Executive Vice President

    Jennifer Seibert, M.Sc., MBA
         Director, Intellectual Property

    Igor A. Sherman, Ph.D.
        Director, Clinical Research

    Sean Thompson, B.Sc.
        Director, Corporate Development

    Len Vernon, B.Sc., C.A.
        Director, Finance & Administration

    Mark Vincent, M.D.
Director, Investigational Oncology

         1 Audit Committee

         2 Corporate Governance and Nominating Committee

         3 Compensation Committee

44         2004 Annual Report

Clinical & Scientific Advisory Board
Dr. Lorne Brandes
University of Manitoba, CancerCare Manitoba
Dr. Robert Kerbel
Sunnybrook & Women's College Health Sciences Centre, Ontario
Dr. Agustín Lage Dávila
Centro de Inmunología Molecular, Havana
Dr. Derek Raghavan
University of Southern California/Norris Cancer Center, California
Dr. Raymond Reilly
University of Toronto, Ontario
Dr. Niclas Stiernholm
CEO, Trillium Therapeutics, Inc., Ontario
Dr. Mark Vincent
Chairman
Dr. Daniel Von Hoff
University of Arizona Health Sciences Center, Arizona Cancer Center

Corporate Information

Transfer Agent	Corporate Counsel	Auditors
CIBC Mellon Trust Company	Heenan Blaikie LLP	KPMG LLP
320 Bay Street, P.O. Box 1	Royal Bank Plaza, South Tower	Yonge Corporate Centre
Toronto, Ontario	200 Bay Street, Suite 2600	4100 Yonge Street, Suite 200
M5H 4A6	P.O. Box 185	Toronto, Ontario
Ontario	Toronto, Ontario	M2P 2H3
M5J 2J4
Stock Symbols		Intellectual Property Counsel
TSX - YM	Torys LLP	Dimock Stratton LLP
AIM - YMBA	Suite 3000, P.O. Box 270	Suite 3202
AMEX - YMI	79 Wellington St. W.	20 Queen Street West
	Toronto, Ontario	Toronto, Ontario
	M5K 1N2	M5H 3R3

Investor Relations	Head Office	Annual and Special Meeting To be held on Wednesday, December 8, 2004 at 4:30 p.m. at Heenan Blaikie, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario
Carolyn McEwen, B.A.	YM BioSciences Inc.
Tel: 905.629.9761	5045 Orbitor Drive
E-mail: ir@ymbiosciences.com	Building 11, Suite 400
Mississauga, Ontario
James Smith, M.Sc.Eng.	L4W 4Y4
The Equicom Group Inc.	Tel: 905.629.9761
Tel: 416.815.0700 x229	Fax: 905.629.4959
Fax: 416.815.0080	E-mail: ir@ymbiosciences.com
E-mail: jsmith@equicomgroup.com	Website: www.ymbiosciences.com

Conceptualized, developed and produced by The Equicom Group Inc

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